SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 6)

Noah Holdings Limited

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

65487X102*

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	This CUSIP number applies to the Issuer’s American depositary shares, two of which represent one Ordinary Share.

(Continued on following pages)

Page 1 of 11 Pages

CUSIP No. 65487X102	Schedule 13G	Page 2 of 11

1	Name of reporting person HONGSHAN CAPITAL I, L.P. (“HONGSHAN CAPITAL I”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,299,5401
	7	Sole dispositive power 0
	8	Shared dispositive power 1,299,5401

9	Aggregate amount beneficially owned by each reporting person 1,299,5401
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 4.1%2
12	Type of reporting person PN

1	Represented by 2,599,080 American Depositary Shares.
2	Based on a total of 31,945,575 shares outstanding as of December 31, 2022, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 24, 2023.

CUSIP No. 65487X102	Schedule 13G	Page 3 of 11

1	Name of reporting person HONGSHAN CAPITAL PARTNERS FUND I, L.P. (“HONGSHAN CAPITAL PTRS I”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 149,3251
	7	Sole dispositive power 0
	8	Shared dispositive power 149,3251

9	Aggregate amount beneficially owned by each reporting person 149,3251
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.5%2
12	Type of reporting person PN

1	Represented by 298,650 American Depositary Shares.
2	Based on a total of 31,945,575 shares outstanding as of December 31, 2022, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 24, 2023.

CUSIP No. 65487X102	Schedule 13G	Page 4 of 11

1	Name of reporting person HONGSHAN CAPITAL PRINCIPALS FUND I, L.P. (“HONGSHAN CAPITAL PRIN I”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 201,1351
	7	Sole dispositive power 0
	8	Shared dispositive power 201,1351

9	Aggregate amount beneficially owned by each reporting person 201,1351
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.6%2
12	Type of reporting person PN

1	Represented by 402,270 American Depositary Shares.
2	Based on a total of 31,945,575 shares outstanding as of December 31, 2022, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 24, 2023.

CUSIP No. 65487X102	Schedule 13G	Page 5 of 11

1	Name of reporting person HONGSHAN CAPITAL MANAGEMENT I, L.P. (“HONGSHAN CAPITAL MGMT I”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6

Shared voting power

1,650,0001 shares, of which 1,299,540 shares are directly held by HONGSHAN CAPITAL I, 149,325 shares are directly held by HONGSHAN CAPITAL PTRS I and 201,135 shares are directly held by HONGSHAN CAPITAL PRIN I. The General Partner of each of HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I and HONGSHAN CAPITAL PRIN I is HONGSHAN CAPITAL MGMT I.

	7	Sole dispositive power 0
	8

Shared dispositive power

1,650,0001 shares, of which 1,299,540 shares are directly held by HONGSHAN CAPITAL I, 149,325 shares are directly held by HONGSHAN CAPITAL PTRS I and 201,135 shares are directly held by HONGSHAN CAPITAL PRIN I. The General Partner of each of HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I and HONGSHAN CAPITAL PRIN I is HONGSHAN CAPITAL MGMT I.

9	Aggregate amount beneficially owned by each reporting person 1,650,0001
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 5.2%2
12	Type of reporting person PN

1	Represented by 3,300,000 American Depositary Shares.
2	Based on a total of 31,945,575 shares outstanding as of December 31, 2022, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 24, 2023.

CUSIP No. 65487X102	Schedule 13G	Page 6 of 11

1	Name of reporting person HSG HOLDING LIMITED (“HSG HOLDING”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6

Shared voting power

1,650,0001 shares, of which 1,299,540 shares are directly held by HONGSHAN CAPITAL I, 149,325 shares are directly held by HONGSHAN CAPITAL PTRS I and 201,135 shares are directly held by HONGSHAN CAPITAL PRIN I. The General Partner of each of HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I and HONGSHAN CAPITAL PRIN I is HONGSHAN CAPITAL MGMT I. The General Partner of HONGSHAN CAPITAL MGMT I is HSG HOLDING.

	7	Sole dispositive power 0
	8

Shared dispositive power

1,650,0001 shares, of which 1,299,540 shares are directly held by HONGSHAN CAPITAL I, 149,325 shares are directly held by HONGSHAN CAPITAL PTRS I and 201,135 shares are directly held by HONGSHAN CAPITAL PRIN I. The General Partner of each of HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I and HONGSHAN CAPITAL PRIN I is HONGSHAN CAPITAL MGMT I. The General Partner of HONGSHAN CAPITAL MGMT I is HSG HOLDING.

9	Aggregate amount beneficially owned by each reporting person 1,650,0001
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 5.2%2
12	Type of reporting person OO

1	Represented by 3,300,000 American Depositary Shares.
2	Based on a total of 31,945,575 shares outstanding as of December 31, 2022, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 24, 2023.

CUSIP No. 65487X102	Schedule 13G	Page 7 of 11

1	Name of reporting person SNP CHINA ENTERPRISES LIMITED (“SNP CHINA ENTERPRISES”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization BRITISH VIRGIN ISLANDS

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6

Shared voting power

1,650,0001 shares, of which 1,299,540 shares are directly held by HONGSHAN CAPITAL I, 149,325 shares are directly held by HONGSHAN CAPITAL PTRS I and 201,135 shares are directly held by HONGSHAN CAPITAL PRIN I. The General Partner of each of HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I and HONGSHAN CAPITAL PRIN I is HONGSHAN CAPITAL MGMT I. The General Partner of HONGSHAN CAPITAL MGMT I is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES.

	7	Sole dispositive power 0
	8

Shared dispositive power

1,650,0001 shares, of which 1,299,540 shares are directly held by HONGSHAN CAPITAL I, 149,325 shares are directly held by HONGSHAN CAPITAL PTRS I and 201,135 shares are directly held by HONGSHAN CAPITAL PRIN I. The General Partner of each of HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I and HONGSHAN CAPITAL PRIN I is HONGSHAN CAPITAL MGMT I. The General Partner of HONGSHAN CAPITAL MGMT I is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES.

9	Aggregate amount beneficially owned by each reporting person 1,650,0001
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 5.2%2
12	Type of reporting person OO

1	Represented by 3,300,000 American Depositary Shares.
2	Based on a total of 31,945,575 shares outstanding as of December 31, 2022, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 24, 2023.

CUSIP No. 65487X102	Schedule 13G	Page 8 of 11

1	Name of reporting person NEIL NANPENG SHEN (“NS”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization HONG KONG SAR

Number of shares beneficially owned by each reporting person with	5	Sole voting power 202,261 shares1
	6

Shared voting power

1,650,0002 shares, of which 1,299,540 shares are directly held by HONGSHAN CAPITAL I, 149,325 shares are directly held by HONGSHAN CAPITAL PTRS I and 201,135 shares are directly held by HONGSHAN CAPITAL PRIN I. The General Partner of each of HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I and HONGSHAN CAPITAL PRIN I is HONGSHAN CAPITAL MGMT I. The General Partner of HONGSHAN CAPITAL MGMT I is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.

	7	Sole dispositive power 202,261 shares
	8

Shared dispositive power

1,650,0002 shares, of which 1,299,540 shares are directly held by HONGSHAN CAPITAL I, 149,325 shares are directly held by HONGSHAN CAPITAL PTRS I and 201,135 shares are directly held by HONGSHAN CAPITAL PRIN I. The General Partner of each of HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I and HONGSHAN CAPITAL PRIN I is HONGSHAN CAPITAL MGMT I. The General Partner of HONGSHAN CAPITAL MGMT I is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.

9	Aggregate amount beneficially owned by each reporting person 1,852,2613 shares
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 5.8%4
12	Type of reporting person IN

1	Represented by 404,523 American Depositary Shares.
2	Represented by 3,300,000 American Depositary Shares.
3	Represented by 3,704,523 American Depositary Shares.
4	Based on a total of 31,945,575 shares outstanding as of December 31, 2022, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 24, 2023.

CUSIP No. 65487X102	Schedule 13G	Page 9 of 11

ITEM 1.

(a) Name of Issuer:	Noah Holdings Limited

(b) Address of Issuer’s Principal Executive Offices:

No. 1687 Changyang Road, Changyang Valley, Building 2
Shanghai 200090
People’s Republic of China

ITEM 2.

(a) Name of Persons Filing:

HongShan Capital I, L.P.

HongShan Capital Partners Fund I, L.P.

HongShan Capital Principals Fund I, L.P.

HongShan Capital Management I, L.P.

HSG Holding Limited

SNP China Enterprises Limited

Neil Nanpeng Shen

The General Partner of each of HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I and HONGSHAN CAPITAL PRIN I is HONGSHAN CAPITAL MGMT I. The General Partner of HONGSHAN CAPITAL MGMT I is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.

(b) Address of Principal Business Office or, if none, Residence:

Suite 3613, 36/F, Two Pacific Place

88 Queensway

Hong Kong

(c) Citizenship:

HONGSHAN CAPITAL MGMT I, HONGSHAN CAPITAL I, HONGSHAN CAPITAL PTRS I, HONGSHAN CAPITAL PRIN I, HSG HOLDING: Cayman Islands

SNP CHINA ENTERPRISES: British Virgin Islands

NS: Hong Kong SAR

(d)	Title of Class of Securities:	Ordinary Shares

(e)	CUSIP Number:	65487X102

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	Ownership

SEE ROWS 5 THROUGH 11 OF COVER PAGES

CUSIP No. 65487X102	Schedule 13G	Page 10 of 11

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

CUSIP No. 65487X102	Schedule 13G	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

HongShan Capital I, L.P.
HongShan Capital Partners Fund I, L.P.
HongShan Capital Principals Fund I, L.P.

By:	HongShan Capital Management I, L.P.
General Partner of each

By:	HSG Holding Limited
its General Partner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

HongShan Capital Management I, L.P.

By:	HSG Holding Limited
its General Partner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

HSG Holding Limited

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

SNP China Enterprises Limited

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Owner and Director

/s/ Neil Nanpeng Shen
Neil Nanpeng Shen